FOIA CONFIDENTIAL TREATMENT REQUEST

BY HAND AND VIA EDGAR

Cecilia D. Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

January 30, 2015

Re:	Confidential Treatment Request of Koninklijke Philips N.V. (Royal Philips) (“Philips”)

Dear Ms. Blye:

On behalf of Philips, and in accordance with Rule 83 of the Rules on Information and Requests of the Commission (17 C.F.R. §200.83), we request confidential treatment of the information contained in square brackets and bearing Bates-stamp numbers PHI-01 through PH1-05 in the enclosed letter dated January 30, 2015 of Philips addressed to you (the “Confidential Material”). Please promptly inform John O’Connor at Sullivan & Cromwell LLP as indicated below of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that Philips may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

The Confidential Material constitutes privileged or confidential commercial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules on Information and Requests of the Commission (17 C.F.R. § 200.80(b)(4)).

Pursuant to Rule 83(c)(3), a copy of this request (but not the Confidential Information) is also being delivered to the Commission’s Office of Freedom of Information and Privacy Act Operations.

Any questions or notifications with respect to this request for confidential treatment should be directed to John O’Connor at Sullivan & Cromwell LLP (London) by telephone at + 202 956-7500, by facsimile at +44 207 959 8950 or by e-mail at oconnorj@sullcrom.com.

Very truly yours,

/s/ Marnix van Ginniken
Marnix van Ginniken
Chief Legal Officer

cc:	Amanda Ravitz
Assistant Director
Division of Corporation Finance

Jennifer Hardy
Special Counsel
Office of Global Security Risk

Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission (without enclosure).